 Exhibit 99.3

Press Conference

PRESS CONFERENCE

Q3 FY 2016 RESULTS

January 14, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Chief Financial Officer & EVP

Ritika Suri

Head M&A

PRESS

Varun

Mint

Bibhu

Business Standard

Raghu

Business Standard

Venkatesh

Business Line

Poornima

CNBC TV18

Moderator

Good Afternoon, Everyone and Thank You for joining us today. We will start the Press Conference by going straight to Q&A Session. So if you have any questions just press the red buttons on to you and the mic will get on and the camera will pan to you as well. You can start off right now please.

Participant

Vishal, a quick clarification in terms of the top-5 and top-10 clients, could you take us through what the performance been because I believe for top 10-clients have gone down marginally and top-5 has also been fairly flattish this time, so what is the outlook on that?

Vishal Sikka

The outlook is a good one. In the last three quarters the top-5, top-10 and top-25 clients have significantly outperformed the company performance, so we expect that to continue and the negative results that you have seen in this quarter is because of the seasonality in the quarter. Some of our largest clients are in the Manufacturing industry which has a lot of furloughs and things like this in this quarter and we have a couple of few Australian clients that have some currency impact. So that is the reason.

Ranganath D. Mavinakere

Just to add on, I think even though sequentially top-5, top-10 have been flat, if you look at year-on-year basis top-5 have grown 13% in constant currency and top-10 has grown 9.5% in constant currency.

Participant

Vishal, recently in November the Grassley-Durbin Bill was tabled in US House of Reps. All those speakers is not keen on passing this bill till President Obama’s term gets over. But I was speaking to Scott Fitzgerald recently and he was saying and I quote “That this bill is basically intended at Indian IT companies.” Although there is very minimal chance of this bill getting passed along with the … Bill, but in case this Bill gets passed, now Indian IT companies given that lot of onshore operations are based in US, it will have an adverse effect. How do you plan to strategize on that front?

Vishal Sikka

Local hiring, local hiring, local hiring. We are working on some advanced ways to do better collaboration across borders, not only because of this reason but because we believe that those technologies are within our reach. We call it the Visa Independent Virtual Global Delivery Model, so we are doing a lot of innovation in that area to see how we can have shared experiences of distributed teams, more and more workforces of clients are like that, so we are working heavily on that, and we are working on things like onsite DCs that we will put together. So in general long term I am not concerned about all this kind of thing. We have between 1/5th and 1/4th of our employees in the US who are locally hired including myself. So I do not see that decreasing any time soon.

Participant

Have you set across any kind of contingencies in this regard in your accounts?

Vishal Sikka

We always model various risk scenarios and one that could mean what their mitigation could be and so forth. So we have done lots of analysis of this type of a thing. But the long term desire of the company is to move away from dependence on visas and instead focus on these three areas that I mentioned. If you are wondering we are not so concerned about this.

Participant

Again, moving on to the financials for this quarter; when we come to segmentation, on the industry segmentation there has been quarter-on-quarter and year-on-year decrease in Manufacturing segment, in Retail and Life Sciences there has been quarter-on-quarter decrease. Again in geographical trend, North America there has been quarter-on-quarter decrease, Europe it has been year-on-year decrease, and rest of the world it has been year-on-year decrease although this is very marginal. Any particular reason for this marginal decrease?

Vishal Sikka

No, it is nothing specific that we can attribute that to other than the general seasonality of the quarter. In Manufacturing there was a one-off effect of one client who paid us a large early termination fee in Q2 more than $21 or $22 mn, so that has had a negative impact on Manufacturing and also on Infrastructure Management and North America, but obviously US is still majority of our revenues comes there and we do not see any reason to be concerned there.

Participant

Your release also mentions that you acquired Noah Consulting recently in this quarter. What was this deal value? You did there is another investment which talks about you have invested in WHOOP Cloud Migration and Cloud based deliveries recovery. So how much was investment in that regard?

Ranganath D Mavinakere

Noah was $30 mn and the revenue from Noah during this quarter was $3 mn.

Participant

A couple of questions; why only local hiring? Will you also look at moving more work offshore because of increased costs and would not local hiring actually increase the cost because I am sure the wage differential is still there? Secondly, if you can tell us about the broader shifts that you are seeing in the industry because on the one hand people are talking about how a lot of consulting companies like the McKinsey, the Deloittes of the world are taking away a lot of digital spend because of their expertise in consulting, and on the other hand traditional segments like Infra is also coming under pressure because of Amazon Web Services and Microsoft Azure. So what place have you identified for Infosys here and will you need to make more hires in the Consulting space to really ensure that you do not lose out on Digital spend by clients?

Vishal Sikka

Amazon Web Services and Microsoft and these Cloud providers are tremendous partners for us and a huge opportunity that we see these days is the migration from legacy landscapes to the Cloud which companies like us can contribute to. So we have a very strategic partnership with both of them and we expect to continue to grow substantially because of that. When it comes to the so-called digital area, the ability to design experiences and get software and digital technology into areas, the software was never there before, this is also a big area of growth for us, in fact, our leadership team was just talking about this at lunch that building more expertise in the area of constructing experiences, constructing designs is an area that is very important to us. So we will continue to invest in that.

As far as Consulting is concerned, the traditional form of consulting has sort of been dominated by implementing package systems and you can call it a best practice from certain industries on certain scenarios, but the idea of a best practice itself is somewhat backward looking because you are identifying a practice that is only not innovative but it is the best one out of all the ones that have already been tried. So how can that possibly be something next generation? Instead I think that future of consulting especially when it comes to strategy and new areas is more like Design Thinking where we can help our clients identify the important problems and important strategic areas and work on that. So we are shaping our Consulting business in this direction. And then having said all of that, the fact that Consulting grew this quarter a little bit whereas the other ones did not, there is no particular significance to that, this is just the way individual quarters are. So I do not see any big trend there.

On the local hiring, it does not change the economics, because there are some variations and so forth, but generally there is a parity. If we transition to more local hiring and use these real-time virtual collaboration technologies to enable better experiences between remote teams, that will more than adequately compensate for sending people on visas and things like that.

Participant

Vishal, in terms of your revenue per employee you state within $51,000 to $52,000 roughly, you have a target of $80,000 by 2022. What is the near term given the innovation that you have been putting into place, the newer technologies that you have acquired, in the next couple of quarters, what is the scope to be able to inch up or increase revenue per employee say in the next immediate two to three quarters?

Vishal Sikka

I have said that before as well that we have three dimensions to our aspiration for 2020 -- there is $20 bn in revenue, 30% in margin and $80,000 in revenue per employee. I believe that from a time perspective, the revenue per employee of that will be the most trailing one, the revenue growth achievement because of the advanced nature of the offering and the more innovative offering will come first followed by the margin, followed by the RPE. So I would not see an effect on that in the immediate term. Ranga mentioned the numbers; our revenue per employee has dropped and the pricing has dropped about 4.5% on reported numbers over the last 1-year and on a constant currency it is about 1.1%. So that means that unlike the other fluctuations this is a more structural trend that is there in the industry and that impacts revenue per employee more than anything else. So we have to deal with that primarily with Automation and then taking advantage of the saved bandwidth with innovation. Last quarter we saved 1,100 people worth of work because of Automation which is a huge number, however, it is only 1% or little bit more than 1% of our entire delivery organization. So it is going to take time before the Automation-led revenue per employee productivity can kick in.

Ranganath D. Mavinakere

There are some short term levers, and as Vishal rightly mentioned some are medium term levers. If you look at the short term levers for example, our utilization is still at 80.6% and there is scope for improvement there, it used to be in late 70s as recent as last year, we had come to consistently above 80% in the last four quarters. Not doing anything just improving the utilization, all other parameters remaining constant, per capita can go up. So we have certain short term levers which we have to fully leverage and some are by definition like productivity improvement, automation are medium term levers, that is what Vishal talked about.

Participant

And what is the revenue per employee this quarter?

Ranganath D. Mavinakere

$50,500

Bibhu

Dr. Sikka, Bibhu from Business Standard. Just a couple of observations may be to clarify; I am just noticing your top client contributions has remained kind of flattish; the number of $300 mn client has remained stagnant, $200 mn remained stagnant, $100 mn has in fact one down by 1 whereas in the other end I can see all this $1 mn, $5 mn, $10 mn, $25 mn client numbers has really gone up. In the last few quarters where Infosys have been adding huge number of clients, people are wondering whether this is right approach, when they will start contributing to revenues? Even this quarter also you have added 75 new clients. I was trying to understand these clients when you are focusing on Digital, Next Generation Services kind of things, have those clients started contributing because you have been focusing on top client mining. So the clients who are not in the 50-70-100 mn kind of range, they have been growing faster or are you seeing that kind of trend? Is it a sign of non-linearity which you have been cultivating ever since you joined the company, is it at play? The next question is are you achieving industry leading growth as far as target next financial year?

Vishal Sikka

Let me answer the last one; yes, we do expect to get to industry leading growth in fiscal 2017 which is the financial year beginning in April, we feel confident about that.

Pravin Rao

In order to achieve industry leading growth, we have to fire on all cylinders. So in our business there is still enough headroom for opening new accounts, so we have to continue to do that. So whatever accounts we open today will probably be growth accounts for us 3 to 5-years down the line. Then we have this top-10, top-20 clients, we have to continue to mine them. So in some quarters you will probably see lower growth there because of the seasonality and other things. But nevertheless we have to focus because if your top accounts which significantly contribute high percentage of revenues, they do not grow, then it will have an impact. Then, obviously the opportunities in that $1 mn account to $5 mn, $5 mn to $20 mn, so we have to work on those as well. So it is a multi-pronged thing. You have to work on all those things for you if you have to really aspire to be the industry leading growth.

Ranganath D. Mavinakere

On the large clients’ growth, just to add on, generally Q3 is a seasonality; it is a soft quarter so you should not read too much into quarter-to-quarter, if you look at the year-on-year, as I was saying earlier the company grew 12.5% in constant currency. If you look at the top-5, they grew at 13% above the company average. Of course our endeavor is certainly to continue to mine the top clients and we will continue to do that.

Varun

Varun from Mint. Sir, a couple of questions to you and Pravin. Firstly there has been a sequential decline in revenue per FTE over the last four-five quarters. You have been embracing so many new technologies. By when can we really see this revenue per FTE which is a very important metric to really go up?

Vishal Sikka

That was the question that I answered earlier. As I mentioned there are short term measures that impact revenue per employee which is around utilization, onsite/offshore ratio, roll ratios and things of this nature, which will continue to press and work on but the main structural way to impact this is automation and to bring automation into everything that we do and to complement that benefit of automation with innovation, with more high end creative work that people can do. So therefore this particular metric unlike revenue and even margin will take the longest out of the three of them to adopt but we are not concerned about that, we still feel comfortable and the more time that goes by the more comfortable we feel with this aspiration that we have set of $80,000 revenue per employee by 2020, it is just that we expect that this will kick in a little bit later than the others and will grow faster than the others. Because the more productized services, the more software oriented technologies that you add into an existing people-oriented service, the economy of scale builds up over a period of time so that the marginal cost of adding new customers to that continuously goes down as the software has achieved bigger scale. So the benefit that you see of this revenue per employee improvement will increase as time goes by, but out of these three it will be the slowest one to kick in.

Varun

Pravin, some people believe that with Infosys signing so many large deals, there is always an element in the ways some of these deals are being structured which could impact the balance sheet, meaning you are taking some of the employees of some of your clients; some of the software may be proprietary software. Is there really some concern at least over the last 6-months when you have increased your total deal size wins from $400 to about $900 mn TCV, and what could be some of the more risks if at all there are any?

Pravin Rao

That is the nature of the beast, right, because in the past we shied away from many of those things and actually reflected in under performance. So that is the market reality. Today, clients clearly expect someone single person to take end-to-end responsibility there. Sometimes when they are outsourcing they have people who come with core knowledge to make the outsourcing successful, they would entail that you have to rebatch some of their core employees so that there is no loss of continuity and things like that. Because they are expecting end-to-end thing, they also expect you to take on hardware, software and things like that. So that is the nature of it. But this predominantly in your large deal involving Infrastructure Management and other things. But there are large deals which probably do not have this aspect as many other deals which are purely ADM-oriented or there BPO towers where it may not call for you to have Infrastructure deal. I do not think it is a concern. That is the nature of where things are heading and it has been in vogue for the last 3 to 4-5-years I would say, but we have not been very active in the early part, but in the last 12-18-months we have become very active in this space.

Varun

Vishal, you made a lot of investments in startups, bought three companies, how are you making sure that most of these technology is able to reach across to the clients, so say a Panaya Technology reaches out to a client or Noah Consulting or even WHOOP, the startup, that kind of technology reaches to the client. Are you incentivizing say some of your sales people that if they cross sell, sell more of the new technologies, will that be a fair question to ask, how do you…?

Vishal Sikka

We are seeing a great adoption of Panaya, Skava and Noah. This is just the first quarter of Noah. So it is still early. But if you look at Panaya, the largest deal that we did in Q2 was the smallest of the top-5 deals in Q3. So it is growing and tremendous adoption is happening in the Infosys clients, sold by the Infosys sales team. So I feel really proud of that. Perhaps Sandeep or Manish, Mohit or Rajesh could talk about this from their own experience. But both Panaya and Skava are being heavily embraced. More and more of the startups that we work with including the startups that we invest in are making their way into solutions that we build for clients. That is a good thing because we can bring the latest technology from startups to these clients and WHOOP is a particularly interesting company, Nicholas Negroponte is an advisor to the company. They do this variable technology for a more advanced scenario of professional athletes and optimizing their performance by measuring various kinds of data coming from their body and so on. If you look at the technologies like Jawbone and Fitbit and these things, they are advancing more and more. So these kinds of technologies are going to become increasingly prominent and become increasingly mainstream, and we believe that they have tremendous applications in many different industries. We invested in a small company called Spec, which is an air quality monitoring company, by the way in Bangalore we could use that in these days. Here in Bangalore our facilities team has dropped a few Spec appliances in a few buildings to measure our own air quality. These are very exciting new areas which can have a significant impact in the way businesses of the future work and we are working to integrate these into our offerings more and more.

Varun

Three quarters of industry-leading growth and you have always kind of under promised and over delivered, even the guidance what you have given unless you see something which we do not, why are you under promising and over delivering, why would not Infosys come out and make a bold call that we will be delivering industry-leading growth number by the end of this quarter?

Vishal Sikka

Varun, this whole under promise, over deliver, all these type, life is too short to believe in things like that. That is how I have lived. There is no under promise, over deliver going on here. The three of us, the visibility that we have on this quarter tells us that we will get to 12.8% to 13.2% and by the way the 12.8% is higher end of guidance that we gave earlier 10% to 12%. So this is basically based on what we see right now, this is what we think we will end up at. So that is what we have said, there is no more or no less to it than that.

Varun

Three quarters of industry-leading growth numbers. Can we confidently say that Infosys has now got its mojo back that where every quarter you will be able to deliver, match up with the industry matching growth number?

Vishal Sikka

All that kind of labeling is something I do not particularly believe in. But, when you walk around the campuses and I have been going around our DCs the last few weeks, one thing we can say and perhaps my leader colleagues can join and share their point of view, there is a tremendous sense of positive energy in the campuses, there is a great spirit of enthusiasm and creative confidence. I distinctly feel that compared to 1-year ago or even compared to 6-months ago. That I think, I have seen that continually and I feel that whenever I talk to employees and so forth, so that is something that we feel very good about. I think that is one of the key reasons underlying some of the good performance and which is the contribution and the spirit of the Infoscions. But beyond that all the other stuffs and mojo and all this, this is something for others to label us with, I do not pay particular attention to that.

Participant

I just wanted to ask if you could give us some details about your high margin segments like growth forecast in segments like Digital and Automation? What effects will the China’s economic situation have on the Indian IT industry, how serious is this concern and how will it impact global IT spending?

Vishal Sikka

How will it impact global IT spending? I have no idea. Our China business has grown significantly although it is a relatively small number, but it has continuously over the last four quarters grown. So we are very excited about our prospects in China. I think Chinese companies need both new kinds of services and renewal of existing legacy landscapes and we are seeing that in our own performance. So we feel very good about that. In terms of Automation and the prospects there, last quarter we saved about 1,100 people worth of effort because of bringing Automation to existing services primarily in Infrastructure, but then also in other areas, and as time goes by we are expanding this significantly both in terms of the kind of scope of the automation that we apply our software platform to as well as in the kinds of scenarios that we apply this to, for example, in Application Development that people typically do not think of Automation, we have been working on simplifying and integrating the experience of the software developer across tools and our quality team has been looking into that and something that is very promising, I feel quite excited about that, we feel that we can significantly improve and also improve the experience of a software developer but also their productivity. So we are bringing Automation in beyond the traditional basic rule oriented ways to more advanced areas and we expect to continue to see the benefits of that. The 1,100 people that we have saved with the Automation so far, it is relatively small amount of effort but we expect this to grow significantly over the next several quarters. Digital is the same kind of a thing, smaller projects, more innovation, more co-creation with clients and things like that. That requires us also to get into new areas, so for example, when we acquire the Skava technology, this is the area that we have been focusing on, and Skava has been going significantly. So we do expect to continue to see more growth in that area.

Raghu

Vishal, Raghu here from Business Standard. Just want to get a sense of till the time when your clients finalize annual budgets for the year end, what is the sense that you are getting from the clients, how would be the budget be?

Pravin Rao

There is still some uncertainty on the budgets, we are not finding budgets finalized yet, but our sense is budgets are likely to remain flat or marginally down, may be in one or two industries it may go up, but definitely in some of the industries which is challenged like Energy for instance definitely, there is tremendous pressure on budget. Having said that in the last few quarters or in the last couple of years, budgets in the traditional sense had not much relevance, because given the volatility, clients are really looking at quarterly budgets and the budgets move up and down based on the client own context and the industry macroeconomic and industry realities. There is always a tremendous focus on cutting costs and repurposing the saving into some of the transformational areas, new technologies and so on. That trend will definitely continue. So in that sense while budgets are still yet to be finalized, our sense is it will stay flat, but will continue to see quarterly variations.

Participant

For which you are telling budget?

Pravin Rao

We will see increased spend on discretionary but that spend will come from savings in non-discretionary, in the traditional burden but our operational side they are cutting cost and they are re-purposing so that they can spend more on the discretionary side.

Participant

Looks like the onus is on you as a vendor to do all this adjustment and tell them that don’t cut the budget we will save from here so you can put that all in the other one.

Pravin Rao

Yes absolutely. More you are able to give new ideas to clients, ideas on cost saving, at the same time give them ideas on how they can leverage some of the newer technology in terms of driving growth and improving their market share and so on, definitely whoever does it better will capture a larger share of the client spend.

Participant

Are you giving us an optimistic or what exact sentiment is there because the Gartners and then others have said the spending will be definitely be there, you are not sounding positive, I don’t know which of the thing it is?

Pravin Rao

On the discretionary side we said people are spending but the budgets by itself is not really increasing. There are odd clients here and there you will see some increased budget depending on their own context. Budgets are really a percentage of revenue, so in an absolute sense budget will increase because if the company is growing, if they are spending ‘x’ percentage of revenues on IT, so to that extent absolute number, budgets will grow. But at the same time today if they are spending ‘x’ amount of money on business and IT operations side, they want to do same stuff with lesser money and with the savings they are actually ploughing it back into investing in newer areas and so.

Vishal Sikka

The important thing that we see is that even though the client budgets, like Pravin said, are declining in some case and then they are taking advantage of the savings to get into new areas and we need to be agile to address that, the important thing is that if we are able to address their needs, then despite their decreasing budgets our growth continues to increase, this is I think the important point that needs to be made.

Participant

And you are exploring beyond the software to the products, this is all in so far as the software budgets are concerned, right? Are the clients looking at software products and then other kind of products which could be leveraged with your Services?

Vishal Sikka

We are a Services company and we have no desire to become a Product company. But yes, we are bringing software and software driven technology to the Services that we do so software is more and more a part of what we are doing. For example, the Automation platform or the Big Data machine learning platform or Panaya or Skava, these are all software components that we bring into our offering but we are not going to become a Product company.

Participant

There is a question regarding the start-up investments from here. You have invested around $25 million or so in a number of start-ups so far, so can we see more investments activity on this front and is there anything new on cards that you have to announce?

Vishal Sikka

Ritika is sitting back there, perhaps she can answer.

Ritika Suri

On the new one obviously I am not going to comment. On the existing ones as we have seen in the news releases we did two last quarter, we have done six in total so far but it’s a very agile as well as vibrant start-up community so as and when it makes sense, of course, we will be making the right moves.

Participant

You have set aside a certain amount to invest in Indian start-ups. We have not seen any action on that front yet so could you give an update on that?

Ritika Suri

I don’t think we have actively not tried to invest in the Indian start-ups. The way just structurally Indian start-ups are, most of the enterprise start-ups are Delaware or Singapore or Maldives entities, so even if you invest in them, structurally it comes across as its non-Indian but we have answered as you remember two quarters ago, we are also looking at other VC investments.

Vishal Sikka

Ritika, you were visiting those ANSR folks day before yesterday, perhaps you can talk about that.

Ritika Suri

Yes, ANSR helps with global in-house capabilities for multinationals, so they have a couple of GICs. They have set up one for L Brands and other one for Lowes. For me personally also I was telling Vishal, pretty eye opening, the kind of robotics work that is coming out of here, out of India. So we are very much interested. Obviously we want to make sure we invest in the right technologies.

Participant

Just two questions Mr. Vishal. I could not get a single quote from you today in the release which we could use with the results. You are giving more ‘gyan’ to us and more about Infoscions, about innovation and all which is very good. But in connection with the figure, cold or hard figures that you have given what you have to say about the performance, that was left to Mr. Rao very economical in his observations so also Mr. Ranganath, they don’t substantiate to us or qualify why this guidance has been revised because last time when I asked you were hesitant reluctant as usual being a conservative company not to share, so that is one thing. First if you could tell how do we interpret? This is not rocket science but we are not so technical, commercial. In the Dollar what is the difference Mr. Ranganath if you could tell? And also sir, you have tell, Mr. Sikka, about the performance, what you gave quote is about your people which is good but not about the results which is unusual. And you have to give us a sense of how the global spending is going to be because the reports say the global economy is not going to be as good as the Moody’s and others have projected.

Vishal Sikka

Thankfully predicting the global economy is not the business of Infosys. Maybe I have a nice quote for you - When the times are good people need the Infosys innovation and when times are bad people will need Infosys innovation, how about that? Does that sound like a good quote?

90 days ago when we were looking at this last quarter that just passed, we anticipated lots of seasonalities, the things that happen in our industry, furloughs, less number of working days, things of this nature. We also had additional headwinds in certain industries, in Oil and Gas, Telecom, Retail saw Black Friday, Cyber Monday and the holiday season coming. So there was a sense of apprehension about somethings that can happen and so our visibility was what it was and we said what we said back then. It is not about managing expectations or under-promise and over-deliver, none of that was at play but simply the visibility that we had and based on that we said what we have said. And despite that when the Chennai floods happened then obviously that was another headwind that we had to deal with. And I am very proud of what the company has done to navigate this atmosphere and to achieve the results that we have achieved. Obviously we want to see more growth than 1.1% on constant currency but under the circumstances and where we were, we had a remarkable Q2 and on top of it there were already a 6% growth and then including that one-time payment it was a 7% growth or something like that. So to achieve growth on such a quarter is a great achievement and I am very proud of the team for having done that. But having said that, this is based on what we see right now. We are optimistic about our prospects in the near term and so we are raising our guidance for this financial year to 12.8% to 13.2% on constant currency terms.

One other thing I will tell you about quotes which you have to think about a little bit before you will appreciate is that for every ‘out of sight out of mind’ there is an ‘absence made their heart grow fonder’.

Participant

Is it basically because of the volatility, because in the Dollar it is 8.9% to 9.3% while it is in Rupees 16% if you could explain, so we could supplement to our figures.

Ranganath D. Mavinakere

As Vishal said, in the beginning of the year we gave a constant currency US Dollar guidance of 10%-12% and that was based on the visibility we had at the end of that year. Q1, Q2 and even Q3 we reiterated that guidance throughout and as Vishal said, at the beginning of Q3 there are seasonality, furloughs and we anticipated more furloughs than actually happened, likewise some client specific headwinds, so we had to navigate through a tough quarter. So at the end of this quarter when we look at it if you look at the first nine months in constant currency basis we have grown 12.5% year-on-year, first nine months to last year’s nine months, that being already 12.5% and looking at the visibility that we have at this point in time we said that look first nine months we have already done 12.5% so if there is a need to re-look at this particular guidance, that's why we increased the guidance.

Participant

Non-operating impact because of the volatility, because you see, March 31st it was 62.50 now it is 66.16, the Rupee. It is Rs. 4 if you see the difference. How much it has actually contributed than the operational side? The non-operating income, is it what making you to revise it upwards?

Ranganath D. Mavinakere

Actually it's not a non-operating income part because yes, in a way that the currency has two parts, the cross currency between Australian Dollar-USD, USD-Euro USD-GBP, about 70% of our revenues come from US Dollars and the rest from the others. So, for example, in this particular quarter, the cross currency has impacted close to about 0.5%. Rupee-US Dollar rate is beneficial to us because, for example, the offshore costs tend to be lower in Dollar terms when the Rupee depreciates. This particular quarter we got some benefit out of the Rupee depreciation as well. But when you look at the guidance, the US Dollar guidance is based on the constant currency, 12.8%-13.2% corresponds to 8.9% to 9.3% in reported currency, likewise in Rupees.

Participant

If you could clarify because we are not so familiar, does this constant currency which you tell us so much, does it really translate into real figures or is it only a comfort level?

Ranganath D. Mavinakere

The thing is currencies move from month to month, day to day, hour to hour. In the beginning of the year when we give guidance it has to be with reference to a benchmark otherwise people will get very confused because otherwise which currency are we talking about. So in pure transparency we publish both the numbers, 10%-12% constant currency along with that if you look at even this quarter we said based on December 31st rates it will be 8.9% to 9.3%. So every quarter we come back and say that look based on the current currency rates what is the yearly growth look like, so we want to be transparent and give both the numbers.

Participant

And you tell your transparencies with respect to billing, is it in which currency, constant currency?

Ranganath D. Mavinakere

Our billing depends upon where the clients are located, for example, all the US clients obviously in the US, some of the UK clients will be in British Pounds, some of the Australian clients will be in Dollars.

Participant

Yeah but it is at the rate at which you tell us, conversion rate in the quarterly?

Ranganath D. Mavinakere

In a way, yes, for example, if our let’s say Australian Dollar we have certain income or rather revenues from Australian clients, if you translate that into the constant currency that we published at the beginning of the year, how much does it translate to, likewise based on the current currencies how does it translate to. So obviously as the currency mix of our revenue reflects the difference between the constant currency and the reported currency.

Participant

One sentence on the operating profit, EBITDA margin for nine months being 7.6 and 1.8 in Dollar terms for this quarter.

Ranganath D. Mavinakere

If you look at the operating margins for the first nine months was 24.8% and if you look at this sequentially from last quarter to this quarter it has dropped by 60 basis points which is 0.6%, last quarter we were 25.5% this quarter its 24.9%. The reason for drop, is the breakup is something like this, 1.1% drop was on account of the pricing decline which was offset by a combination of lower variable pay that we paid and Rupee depreciation amounting to 1.1% both put together, that kind of offset that pricing 1.1% decline. In addition, we had lower utilization, Noah acquisition consolidation plus also the higher subcontractor cost; all put together resulted in another 60 basis point reduction, that's the simple math.

Participant

Has the Total Contract Value come down?

Pravin Rao

TCV, this quarter we won four large deals, total TCV of $ 362 million whereas last quarter we had won five deals close to $1 billion. In addition to that we actually renewed a contract of close to $ 600 million. Since it doesn't fit into our classification of large deals we have not added to this. In addition there were about three deals which got pushed out to this quarter because of holidays. Two of those three deals we have closed in the last 15 days and we expect to close the third one any time soon. So overall we are pretty comfortable with the pipeline and the win rate on large deals.

Venkatesh

Dr. Sikka, this is Venkatesh from Business Line. Just want to understand here, the visa fees hike that has happened, what is the impact of that or does it kick in after four years since the average visa spans around four years?

Ranganath D. Mavinakere

I think it is difficult to estimate exactly how much it would be for the next year and yesterday there is some other announcement which is kind of giving a different picture from what we understood based on the earlier announcement. However, there are two components to the Visa fees. One is the new Visa applications that we apply, what is the fee increase there, that's about $ 2000. Likewise for all the Visa extensions H1 and L1 extensions that we undertake there is a fee increase of close to $ 4000. There is some element of confusion on what exactly is there on the extensions or not but at this point in time if we assume that it is there and if we assume that our visa new applications as well as the extensions are very much like last year or rather the current year then the impact would be around 30 basis points.

Participant

Today is Thursday. Saturday the start-up, Modiji is doing. In the light of all that hype that is being built up in Delhi - what are your thoughts as an industry player or as a company and how much of this what he is doing in Vigyan Bhawan, I don't know how many from Infosys are invited to participate there, big show, intent is good but one of your former Director said in Bombay, Mr. Pai, that maybe it’s a worldwide trend of about 70% or 80% of the start-ups will not actually click. In the light of this, as an industry player if you could give us is the realistic picture because last time also you shared with us your own reservations or serious observations about this Made-In-India, Digital India and all, you aren’t yet part of the big play.

Vishal Sikka

We are participating in both Make In India when the Make In India Week happens in February we will participate in that and we are participating also in the Prime Minister’s Digital India campaign in many different ways and working with many different ministries and government agencies. The start-up movement in India is actually a very healthy sign. It is a very good sign. It's a very positive sign of a growing economy, of innovation, of an innovative youth culture and that’s a very good thing and I think the more that can be done to encourage that, whether it is at the government’s level or by companies like us the better. Ritika mentioned this already, we are participating in that in many different ways, we are investing in start-ups and mentoring them wherever possible. One of the things that I am excited about is to help rethink the idea of incubation in a very interesting way and you will hear more about that in Make In India Week. We are also working on helping bring some scale to some of these start-ups and also to bring start-ups to our clients through their joint solutions. So I think that overall the emphasis that is being placed in India on start-ups and on entrepreneurs is a very good thing. Of course it is true that vast majority of start-ups fail, however, entrepreneurs never fail, this used to be a saying in Silicon Valley, that start-ups fail all the time but entrepreneurs never fail. So I think it is a good thing. Although frankly I wish that the bigger start-ups had more respect for profit margins that would be a good thing.

Participant

It’s like that cart put before a horse what about for closing down we don't have the law yet in place, exit?

Pravin Rao

I think that was one of the critical demands from the start-up industry and the government has recognized it and we believe it's a good move, because the bankruptcy law in India was pretty

Poornima

Poornima from CNBC TV18. Today there was an internal e-mail circulated announcing Michael Reh is quitting. Maybe this quarter he will be there but there will be a smooth transition. What is the plan for his role, have you already decided on his replacement?

Vishal Sikka

Michael is with us. He will stay with us for the foreseeable future. It is simply that he has four little children and lives in Germany; he has clients all around the world. Now we have in the last few quarters also added American Banks to the Finacle portfolio and with the integration of Edge, so that was just the amount of travel burden on him is just too much and we need to find a solution to this problem. He is still with us and he will be with us certainly until the end of the quarter but also beyond that in some kind of a capacity as a Consultant or something like that, we are still thinking through all of that. So I don't want to speculate on anything because we just talked about this yesterday but Michael is a very dear friend and he is an incredibly integral part of our team, but we have to figure out a solution to this problem of how do we make this work.

Thank you very much, thanks everyone.